Delta Natural Gas Company, Inc.

2013 Annual Report

Our Mission …

Delta will provide premier natural gas services while having a positive impact on customers, employees and shareholders.

To Our Shareholders …

Fiscal 2013 has been another very good year for Delta. Our regulated business has done well this past year, a year in which weather was 4% colder than normal thirty year averages and our distribution and transmission throughput increased providing total system throughput of almost 20 bcf. Delta's unregulated businesses have continued to contribute to our positive results also. We continue to pursue ways to increase our business in all areas possible.

As a result of this and all our collective efforts at Delta, earnings per share increased to $1.05 in 2013 as compared with $.85 in 2012. I congratulate and thank each of our employees for their efforts in helping Delta prosper and in maintaining the high quality of customer service that is a hallmark of Delta.

Our Annual Report cover this year reflects the installation of natural gas liquids processing facilities at our underground storage facility in Bell County, Kentucky. This liquids facility was completed over the past couple of years and this was our first full fiscal year of this successful operation. The cover also reflects an additional well that we drilled this year at our storage field to enhance its capabilities. The well was named Peet 1, in honor of our founder Mr. Harrison D. Peet. Mr. Peet's vision and support were important in the development of Delta's storage field, and he took great pride in its successful completion and subsequent operation. It is fitting that this new well bears his name to help recognize Mr. Peet's significant contributions to the development of the storage field as well as his efforts over many years in guiding the Company's overall direction, growth and development.

Our Board of Directors, at its August 20 meeting, increased the quarterly dividend on common stock to $.19 per share, an annualized amount of $.76 that represents an annualized increase of 5.5%. This reflects our optimism for the future for Delta and the natural gas industry.

This remains a positive time to be in the natural gas business. The benefits of natural gas as a clean fuel source that is abundant and affordable are being realized more by customers and recognized throughout our great country. With increasing supplies and stable prices, natural gas is becoming the fuel of choice nationally. We are pleased to be a part of the natural gas industry in our state and country, and we will do our best to help Delta grow and prosper as it contributes to the industry's efforts to meet our country's energy needs.

We welcomed Dr. Sandra Gray, President of Asbury University located in Wilmore, Kentucky, to Delta's Board of Directors on November 15, 2012. Dr. Gray's appointment brings to our Board her business and educational experience that will be an asset to Delta as we go forward. We are pleased to have her involvement and look forward to her future contributions.

Lanny Greer resigned from our Board of Directors on July 26, 2013. He served for 13 years as a devoted Board member and we greatly appreciate all of his efforts on behalf of the Company. His wise counsel and business experience will be missed.

We thank you for your continued interest in and support of Delta.

Sincerely,

Glenn R. Jennings
Chairman of the Board,
President and Chief Executive Officer

August 21, 2013

Selected Financial Information …

For the Years Ended June 30	2013	2012	2011	2010	2009

Summary of Operations ($)

Operating revenues (a)	80,664,837	74,078,322	83,040,251	76,422,068	105,636,824

Operating income (a)(b)	13,188,679	13,265,228	14,061,794	12,904,494	12,793,200

Net income (a)(b)	7,200,776	5,783,998	6,364,895	5,651,817	5,210,729

Basic and diluted earnings per common share (a)(b)(c)	1.05	.85	.95	.85	.79

Cash dividends declared per common share	.72	.70	.68	.65	.64

Total Assets ($)	183,930,015	182,895,363	174,896,239	168,632,420	162,505,295

Capitalization ($)

Common shareholders' equity	70,005,415	66,220,407	63,767,184	60,760,170	58,999,182

Long-term debt	55,000,000	56,500,000	56,751,006	57,112,000	57,599,000

Total capitalization	125,005,415	122,720,407	120,518,190	117,872,170	116,598,182

Short-Term Debt ($)(d)	1,500,000	1,500,000	1,200,000	1,200,000	4,853,103

Capital Expenditures	7,179,473	7,337,115	8,123,479	5,275,194	8,422,433

(a)
We implemented new regulated base rates as approved by the Kentucky Public Service Commission in October, 2010 and the rates were designed to generate additional annual revenue of $3,513,000, with a $1,770,000 increase in annual depreciation expense.

(b)	We recorded a non-recurring $1,350,000 gas in storage inventory adjustment at December 31, 2008.

(c)	In 2012, $877,000 of interest expense was accrued relating to a tax assessment. In 2013, the assessment was resolved and the previously accrued interest was reversed.

(d)	Includes current portion of long-term debt.

Board of Directors ...

Sandra C. Gray (a) President, Asbury University, Wilmore, Kentucky

Edward J. Holmes (b) President, EHI Consultants (planning and design services), Lexington, Kentucky

Glenn R. Jennings (c)* Chairman of the Board, President and Chief Executive Officer

Michael J. Kistner (b)* (c) Consultant, MJK Consulting (financial consulting), Louisville, Kentucky

Lewis N. Melton (a)* (c) Civil Engineer, Vaughn & Melton Consulting Engineers, Inc.
(consulting engineering), Middlesboro, Kentucky

Arthur E. Walker, Jr. (a) President, The Walker Company (general and highway construction),
Mount Sterling, Kentucky

Michael R. Whitley (a) (b) (c) Lead Director; Retired Vice Chairman of the Board, President and Chief Operating Officer, LG & E Energy Corp. (diversified utility), Louisville, Kentucky

(a) Member of Corporate Governance and Compensation Committee
(b) Member of Audit Committee
(c) Member of Executive Committee
* Committee Chair

Officers …

John B. Brown Chief Financial Officer, Treasurer and Secretary
Johnny L. Caudill Vice President – Distribution
Glenn R. Jennings Chairman of the Board, President and Chief Executive Officer
Brian S. Ramsey Vice President – Transmission and Gas Supply
Matthew D. Wesolosky Vice President – Controller

Corporate Information…

Shareholders’ Inquiries

Communications regarding stock transfer requirements, lost certificates, changes of address or other items may be directed to Computershare Investor Services, LLC, the Transfer Agent and Registrar. Communications regarding dividends, the above items or any other shareholder inquiries may be directed to: Emily P. Bennett, Director - Corporate Services, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, email: ebennett@deltagas.com.

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Suite 2000
111 Monument Circle
Indianapolis, Indiana 46204

Disbursement Agent, Transfer Agent and Registrar for Common Shares; Dividend Reinvestment and Stock Purchase Plan Administrator and Agent

Computershare Investor Services, LLC
P.O. Box 43036
Providence, RI 02940-3036
1-888-294-8217

2013 Annual Report

This annual report and the financial statements contained herein are submitted to the shareholders of the Company for their general information and not in connection with any sale or offer to sell, or solicitation of any offer to buy, any securities.

2013 Annual Meeting

The annual meeting of shareholders of the Company will be held at the General Office of the Company in Winchester, Kentucky on November 21, 2013 at 10:00 a.m. Proxies for the annual meeting will be requested from shareholders when notice of meeting, proxy statement and form of proxy are mailed on or about October 11, 2013.

Dividend Reinvestment and Stock Purchase Plan

This plan provides shareholders of record with a convenient way to acquire additional shares of the Company’s common stock without paying brokerage fees. Participants may reinvest their dividends and make optional cash payments to acquire additional shares. Computershare Investor Services, LLC administers the Plan and is the agent for the participants. For more information, inquiries may be directed to Emily P. Bennett, Director - Corporate Services, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, e-mail: ebennett@deltagas.com.

Delta Natural Gas Company, Inc.
3617 Lexington Road
Winchester, Kentucky 40391
Phone: 859.744.6171
Fax: 859.744.6552
www.deltagas.com